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January 12, 2009	Richard J. Mattera Partner 303.454.2471 rjmattera@hhlaw.com

Via EDGAR and Overnight Courier

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Lyn Shenk
Daniel Morris
Doug Jones

Re:	Regal Entertainment Group
Form 10-K for the Year Ended December 27, 2007
Form 10-Q for the Quarterly Period Ended September 25, 2008
Schedule 14A filed April 18, 2008
File No. 001-31315

Comment letter dated December 23, 2008

Dear Ms. Shenk:

On behalf of Regal Entertainment Group, a Delaware corporation (“Regal” or the “Company”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in a letter (the “comment letter”) to Amy E. Miles, Executive Vice President, Chief Financial Officer and Treasurer of Regal, dated December 23, 2008, regarding the Company’s Form 10-K for the fiscal year ended December 27, 2007 (File No. 001-31315), as filed with the Commission on February 26, 2008 (the “10-K”), the Company’s Form 10-Q for the quarterly period ended September 25, 2008 (File No. 001-31315), as filed with the Commission on November 4, 2008 (the “10-Q”) and the Company’s Schedule 14A as filed with the Commission on April 18, 2008 (File No. 001-31315) (the “14A”).  Regal’s response to the Staff’s comments are set forth below and are numbered to correspond to the numbering of the

Staff’s comments in the comment letter.  The responses provided herein are based on discussions with, and information furnished by, Regal and its advisors, as applicable.

Form 10-K for the Year Ended December 27, 2007

Management’s Discussion and Analysis, page 26

Liquidity and Capital Resources, page 38

EBITDA, page 42

1.                                      Comment: We note your disclosure here and in your Form 8-K furnished on October 23, 2008, of EBITDA as a percentage of revenues, which you refer to in your Form 8-K as EBITDA margin.  Given that you present EBITDA solely as a non-GAAP measure of liquidity, it is not clear to us why you present EBITDA margin, which appears to be a non-GAAP measure of performance.  It is also not clear how this measure would be useful to investors in the context of liquidity.  Please advise or revise to eliminate presentation of EBITDA margin.

Response: We have considered the Staff’s comment and will omit the presentation of EBITDA margin in future Company filings with the Commission.

Consolidated Statement of Cash Flows, page 57

2.                                      Comment: The aggregate gain associated with the National CineMedia transaction in 2007 was $350.7 million, as reported in the statement of income.  From your disclosure in Note 4 of the notes to the consolidated financial statements, the gain is comprised of (i) $182.7 million from the change in interest in National CineMedia; (ii) $19.3 million from the sale of 1.6 million common units of National CineMedia, with related cash proceeds of $32.2 million; and (iii) $148.7 million from the preferred unit redemption of National CineMedia, with related cash proceeds of $315.1 million.  $3.4 million of the gain was noncash, as reported in the statement of cash flows as an adjustment to net income in arriving at net cash provided by operating activities.  Please explain to us why the remaining gain of $347.3 million was not presented as an adjustment to net income in arriving at net cash provided by operating activities, with the corresponding cash proceeds of $347.3 million reported as an investing activity in connection with your investment in National CineMedia.

Response:  We considered the accounting for the distributions received from National CineMedia in both our statements of income and cash flows.  We concluded that the distributions received in excess of our basis constituted a return on our investment and should be recognized as income in our statement of income and cash flow from operating activities in our statement of cash flows.  In arriving at these conclusions, we considered it important that we have no commitment to return any of the amounts distributed or to fund any future losses of National CineMedia.

SFAS No. 95, Statement of Cash Flows, paragraph 16b, states that cash inflows from investing activities are “Receipts from sales of equity instruments of other enterprises…and from returns of investment in those instruments.” Paragraph 22b, states that cash flows from operating activities are “Cash receipts from returns on…equity securities—interest and dividends.” Further, Example 1 in Appendix C of Statement 95 illustrates that a dividend (distribution) received from an affiliate accounted for under the equity method is reflected in operating cash flows. Accordingly, for those entities that have equity method investments, it is important for the investor to assess whether a return of cash from the unconsolidated investee is a return on its investment (that is, income) or a return of its investment, for purposes of appropriately reporting the distribution in the statement of cash flows.

The approach consistently applied by the Company is that all distributions received by the Company are deemed to be returns on the investment (operating cash flow) unless a) the cumulative distributions exceed the cumulative earnings recognized by the Company from its investment and b) the basis of the Company’s initial and subsequent investments in the investee have not already been reduced to zero.

Since the 2007 distributions exceeded the basis of the Company’s initial and subsequent investments in National CineMedia, we believe that those distributions are returns on our investment in National CineMedia. Therefore, we have included those distributions in our calculation of cash flows from operations.

We believe that the impact of the distributions we received from National CineMedia on our financial statements, net income and cash flows is clearly disclosed in both the footnotes to the financial statements and Management’s Discussion and Analysis. We will add a discussion of our approach to recording our distributions from National CineMedia in the statement of cash flows in future Company filings with the Commission.

Form 10-Q for the Quarterly Period Ended September 25, 2008

Note 1.  The Company and Basis of Presentation, page 6

3.                                      Comment: We note that in conjunction with your April 30, 2008 acquisition of Consolidated Theatres, you entered into a judgment with the Department of Justice which required you to divest of four theatres.  We also note that during the quarter ended September 25, 2008, you entered into an agreement to sell three of the four theatres and recorded an impairment charge of $7.9 million related to those theatres.  Please tell us what consideration you gave to recognizing an impairment charge related to the four theatres during the second quarter of 2008.  In addition, please clarify for us whether the $7.9 million impairment charge recognized during the third quarter of 2008 includes the fourth theatre that was not sold during the third quarter of 2008.

Response: Our April 2008 agreement with the Department of Justice required us to divest of four theatres in North Carolina. Three of the four theatres subject to the agreement were existing Regal properties that had been part of our theatre circuit for a number of years. The fourth theatre, which was acquired from Consolidated Theatres (“Consolidated”), had minimal and declining cash flows at the acquisition date. As a result of the declining cash flows, none of the Consolidated purchase price was allocated to the long-lived assets associated with this theatre.

The Company reviews its long-lived assets for impairment whenever events or circumstances indicate that the carrying value may not be recoverable. We generally evaluate these assets on an individual theatre basis using historical and projected future cash flows.

Our fiscal second quarter impairment review did not result in any impairment charges related to these four theatres. Two of the existing Regal theatres had sufficient projected future cash flows to support their remaining net book value. The third Regal theatre and the theatre acquired from Consolidated had net book values of zero at the end of the second quarter.

During our third fiscal quarter, the Company made the decision to sell three of these four theatres (two of the Regal theatres and the Consolidated theatre) together for $1 in order to partially satisfy our divestiture requirement. We believe that agreeing to sell the theatres as a package required us to evaluate them for impairment as a disposal group (as opposed to the stand alone evaluation in our fiscal second quarter) and accordingly, we recorded an impairment charge of $7.9 million during that period.

Note 3.  Investment in National CineMedia, LLC, page 9

4.                                      Comment: We note that in accordance with your amended and restated exhibitor services agreement with National CineMedia that you are compensated for monthly theatre access on both a per patron and a per digital screen per year basis.  We note that the $800 payment per digital screen per year increases by 5 percent annually for 30 years.  Please tell us what consideration you have given to recognizing revenue related to the scheduled increases of per screen amounts on a straight-line basis per screen over the term of the agreement.

Response: The access fee revenues received by the Company under its contract are determined annually based on a combination of both fixed and variable factors which include the total number of theatre screens, attendance and actual revenues (as defined) generated by National CineMedia.  The agreement does not require us to maintain a minimum number of screens and does not provide a guaranteed amount of access fee revenue to be earned by the Company in any period. Based on the variability in the future payments we will receive from National CineMedia and the significant contingencies that exist in determining our access fee revenue, we concluded that isolating a component of our future revenue for straight-line treatment would not be appropriate.

We will include additional disclosure regarding the variability of future access fee revenue in future Company filings with the Commission.

5.                                      Comment: We note that in April and May 2008, you received approximately 0.8 million and 2.9 million common units of National CineMedia in accordance with the adjustment provisions of the Common Unit Adjustment Agreement as a result of your acquisition of Consolidated Theatres.  Based on your disclosures, it appears that common units are allocated based on relative theatre and attendance counts.  In this regard, please clarify for us and in your disclosures whether circumstances might arise that would require you to return units to National CineMedia or other theatre operator participants to the Common Unit Adjustment Agreement.  Also clarify whether the units you received as a result of your Consolidated Theatres acquisition were obtained from National CineMedia directly or indirectly from other operators.  Finally, we believe it would be useful to investors for you to disclose the substance of the Common Unit Adjustment agreement, including why it exists, the purpose it serves, and the economics behind it.  Provide us with your intended revised disclosure.

Response: We acknowledge the Staff’s comment and respectfully propose to include the following pro forma disclosure in the notes to the financial statements of future Company filings beginning with the Company’s 2008 Form 10-K:

“The Common Unit Adjustment Agreement was created to account for changes in the number of theatre screens operated by each of the joint venture partners.  Historically, each of the joint venture partners has increased the number of screens it operates through acquisitions and newly built theatres.  Since these incremental screens and increased attendance in turn provide for additional advertising revenues to National CineMedia, National CineMedia agreed to compensate the joint venture partners by issuing additional common membership units to the joint venture partners in consideration for their increased attendance and overall contribution to the joint venture.  The Common Unit Adjustment Agreement also provides protection to National CineMedia in that the joint venture partners may be required to transfer or surrender common units to National CineMedia based on certain limited events, including declines in attendance and the number of screens operated.  As a result, each joint venture partner’s equity ownership interests are proportionately adjusted to reflect the risks and rewards relative to their contributions to the joint venture.

The Common Unit Adjustment Agreement provides that transfers of common units are solely between the joint venture partners and National CineMedia.  There are no transfers of units among the joint venture partners.  In addition, there are no circumstances under which common units would be surrendered by the Company to National CineMedia in the event of an acquisition by one of the joint venture partners.  However, adjustments to the common units owned by one of the joint venture partners will result in an adjustment to the Company’s equity ownership interest percentage in National CineMedia.

Pursuant to our Common Unit Adjustment Agreement, from time to time, common units of National CineMedia held by the joint venture partners will be adjusted up or down through a formula (“common unit adjustment”) primarily based on increases or decreases in the number of theatre screens operated and theatre attendance generated by each joint venture partner.  The common unit adjustment is computed annually, except that an earlier common unit adjustment will occur for a joint venture partner if its acquisition or disposition of theatres, in a single transaction or cumulatively since the most recent common unit adjustment, will cause a change of two percent or more in the total annual attendance of all of the joint venture partners.  In the event that a common unit adjustment is determined to be a negative number, the joint venture partner shall cause, at its election, either (a) the transfer and surrender to National CineMedia a number of common units equal to all or part of such joint venture partner’s common unit adjustment or (b) pay to National CineMedia, an amount equal to such joint venture partner’s common unit adjustment calculated in accordance with the Common Unit Adjustment Agreement.  As a result of the annual adjustment provisions of the Common Unit Adjustment Agreement, on April 9, 2008, we received from National CineMedia 0.8 million newly issued common units of National CineMedia.  In addition, on May 29, 2008, we received from National CineMedia 2.9 million newly issued common units of National CineMedia in accordance with the adjustment provisions of the Common Unit Adjustment Agreement for our increase in screens in connection with our acquisition of Consolidated Theatres.”

6.                                      Comment: We note that your arrangement with National CineMedia results in recognition of several types of other revenue.  We believe it would be useful to investors if you provided a table in the footnotes to the financial statements detailing the amounts of revenue recognized related to National CineMedia by type, including units of revenue-method amortization of upfront ESA modification fees, per patron theatre access fees, and per digital screen theatre access fees.

Response: While we believe that the material amounts of revenue recognized related to our arrangement with National CineMedia are properly disclosed in a narrative format in the text of Note 3, we have considered the Staff’s comments and agree that a table detailing the revenues associated with National CineMedia by type will provide a more concise and useful presentation for investors and other readers of our financial statements.  Accordingly, we agree to provide this table in future filings with the Commission.

Management’s Discussion and Analysis, page 25

Results of Operations, page 27

7.                                      Comment: Please expand your disclosure of results of operations to discuss and analyze revenues and associated costs exclusive of the effects of theatre acquisitions and closings to depict the underlying trend associated with comparable theatres.

Response:  When the effects of theatre acquisitions and closings have had a material impact on our results of operations, we have historically disclosed the impact on our results of operations on a ‘same store (theatre)’ or ‘same number of screens’ basis.  For example, as evidenced under “Results of Operations—Admissions,” we disclosed the reasons attributable to the decline in our admissions revenues on a per screen basis for the Q3 2008 Period and the Fiscal 2008 Period as compared to the prior year periods.  In addition, with respect to certain major expense line items such as “Film Rental and Advertising Costs,” “Cost of Concessions,” and “Other Operating Expenses,” we also analyzed and discussed such costs as a percentage of revenues so that the underlying trends and performance of our theatres could be assessed.

Notwithstanding, we acknowledge and agree conceptually with this Staff comment and believe that a more enhanced disclosure of the results of our business on a same screen basis should be presented for certain expense and revenue line items when the effects of theatre acquisitions and screen closures are material.  Pursuant to this Staff comment, we respectfully propose to provide such enhanced disclosure in future Company filings with the Commission starting with our 2008 Form 10-K.

Schedule 14A filed April 18, 2008

Base Salary, page 17

8.                                      Comment: Your disclosure indicates that you rely on certain comparable companies for guidance in setting your compensation.  Please revise to clarify whether you benchmark your compensation.  If you do, identify the benchmark companies.  If you have benchmarked different elements of your compensation against different benchmarking groups, identify the companies that comprise each group.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response:  The Company acknowledges the Staff’s comment.  Pursuant to this Staff comment and the guidance as to what the Commission deems to be “benchmarking” as contained in the Staff’s Compliance & Disclosure Interpretation 118.05 (updated July 3, 2008), we respectfully propose in future filings to disclose that the Compensation Committee benchmarks against AMC Entertainment Inc. and Cinemark, Inc., to ensure that both annual base salary and total compensation are at or above the median for these comparable companies.  To the extent that the Compensation Committee benchmarks against additional companies or for additional elements of compensation in future fiscal years, we will revise the disclosure accordingly in our future filings.

Annual Cash Bonus, page 17

9.                                      Comment: Please disclose all targets which must be achieved in order for your executive officers to earn their annual bonus and equity incentive compensation.  To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion.  Also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.  General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

Response:  The Company acknowledges the Staff’s comment and respectfully informs the Staff that beginning in the fiscal year ending December 31, 2009 (“Fiscal 2009”), the programs for both equity incentive compensation and annual executive incentive (cash) compensation will be materially different than that described in the Company’s Schedule 14A filed April 18, 2008 (the “2008 Proxy”).  The Company will take the Staff’s comment under advisement when drafting disclosure for the proxy that will be filed in 2010 covering compensation paid in Fiscal 2009.

In response to the Staff’s comment with respect to the targets that must be achieved in order for our executive officers to earn their equity incentive compensation, the Company believes that the disclosure on pages 19-21 of the 2008 Proxy fairly describes, in compliance with Item 402(b) of Regulation S-K, the performances required to earn the restricted stock and performance share awards, with the restricted stock awards being conditioned on continued employment over time during the vesting period and the performance share awards being conditioned on both obtaining targeted levels of total stockholder return as disclosed in the table on page 20 and on continued employment over time during the vesting period.

With respect to the targets that must be achieved in order to earn the annual executive incentive compensation as described on page 18 of the 2008 Proxy, the targets for each individual executive officer are allocated 75% to individual job performance and discretionary job factors, for which a list of up to 16 discretionary factor targets historically considered by the Compensation Committee is disclosed.  Individual job performance factors considered by the Compensation Committee are not weighted, but rather the Compensation Committee considers individual job performance in its evaluation of whether or not to exercise its negative discretion to reduce any awards in accordance with Section 162(m) of the Internal Revenue Code of 1986 (“Section 162(m)”).  In the fiscal years ended December 27, 2007 (“Fiscal 2007”) and January 1, 2009 (“Fiscal 2008”), of the 16 discretionary factors, the Compensation Committee set discretionary job factor targets based on EBITDA, EBITDAR and EBITDAR margin.  As described in the 2008 Proxy, the final 25% of the targets for payment of an annual bonus under our annual executive incentive program for Fiscal 2007 were financial factors applicable to all of our named executive officers, which were budgeted levels of EBITDA and EBITDAR margins.  The two target metrics for these financial factors were the same factors in Fiscal 2008.

With respect to the EBITDA, EBITDAR and EBITDAR margin targets that must be achieved in order to earn an annual bonus under our annual executive incentive program, these compensation performance targets constitute confidential commercial and financial information that, if disclosed, would cause substantial competitive harm to the Company, as determined pursuant to the criteria set forth in Instruction 4 to Item 402(b) of Regulation S-K (the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Rule 406 of the Securities Act of 1933, as amended, and Rule 24b-2 of the Securities Exchange Act of 1934, as amended, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act (5 U.S.C. 552(b)(4) and Rule 80(b)(4) (17 C.F.R. 200.80(b)(4)) thereunder).  While the Company does provide EBITDA and adjusted EBITDA as a measure to assess the liquidity of the Company in filings with the Commission, the Company never has included specific EBITDA, EBITDAR or EBITDAR margin targets in its guidance to investors nor in its filings with the Commission (including its proxy statements) relating to its annual executive incentive compensation plans, due to the risk of competitive harm if such targets were to be disclosed.  Further, the EBITDA guidance that the Company provides to investors is not necessarily the same as the internal EBITDA performance targets that the Compensation Committee uses to set performance targets for awarding annual executive incentive compensation.

The EBITDA, EBITDAR and EBITDAR margin targets are set after the beginning of the Company’s fiscal year, in compliance with Section 162(m).  These EBITDA, EBITDAR and EBITDAR margin targets are derived from internal analyses of the Company’s expectations of the overall industry environment, the Company’s competitive position, expectations about the then-current economic and business climate and projections of the Company’s performance and such targets reflect the Company’s business strategy for the coming fiscal year.  The Company develops these confidential targets strictly for internal planning purposes and accordingly, these targets, and the Company’s performance relating thereto, are not disclosed publicly by the Company at any time.  The Company considers its EBITDA, EBITDAR and EBITDAR margin targets for purposes of Company performance measures, and the factors that go into the calculation of such targets, to be the Company’s confidential, proprietary, competitive information.  Further, the Company’s performance relative to such targets is also proprietary, because the Company’s performance relative to such confidential projections could convey trends in the Company’s competitiveness in the market and within the industry.  The Company believes that these EBITDA, EBITDAR and EBITDAR margin targets, are forward-looking information that is not required to be released to the public, because whether disclosed in its proxy statement or otherwise, such disclosure would substantially harm the Company’s competitive position by giving competitors undue insight into the Company’s expectations about its competitive position, the current economic and business climate, projections for the Company’s performance, the Company’s business strategy, and the Company’s ability to achieve these proprietary objectives.  Further, as the operator of the largest and most geographically diverse theatre circuit in the United States, the Company has opted not to publicly disclose these targets for a number of strategic reasons, including the fact that these targets reflect projections developed from internal Company sales and marketing data which is available to us before becoming available to our competitors.  We use this data and projections to make marketing, pricing, exhibition and capital expenditure decisions, among many others.  In future filings, the Company will include more descriptive disclosures of the level of difficulty, or ease, associated with achieving the performance targets, as required by Instruction 4 to Item 402(b) of Regulation S-K.

Not only would the disclosure of EBITDA, EBITDAR and EBITDAR margin targets for the applicable fiscal year for which compensation is being disclosed result in substantial competitive harm to the Company, the Company respectfully submits that disclosure of EBITDA, EBITDAR and EBITDAR margin targets for the fiscal year in which the proxy statement is filed would not help an investor understand the compensation paid to our named executive officers in the prior fiscal year as reported in the proxy statement; therefore, disclosure of the performance targets for the current fiscal year’s compensation is not required in the proxy by the Commission’s rules even if disclosure of such targets would not result in competitive harm to the Company.  Specifically, Instruction 2 to Item 402(b) of Regulation S-K provides that the Compensation Discussion and Analysis should cover actions regarding executive compensation which occur after the fiscal year only insofar as such actions could affect a “fair understanding of the named executive officer’s compensation” for that fiscal year.  Rather than add to an investor’s understanding of the named executive officer’s compensation for the prior fiscal year, disclosure of the financial performance targets for the current fiscal year (which were adopted after the end of fiscal year) likely would cause investor confusion given that the annual incentive compensation disclosed in the compensation tables concerns compensation paid for the prior fiscal year, not the then-current fiscal year.  Moreover, as disclosed on page 18 of the 2008 Proxy, such performance targets for annual executive incentive compensation may be adjusted at the completion of the fiscal year to reflect actual industry attendance figures.  As a result, even if disclosure of such targets would not result in competitive harm to the Company, presenting performance targets for a current fiscal year that are subject to change likely would create greater confusion among investors.

Executive Equity Incentives, page 19

10.                               Comment: We note your disclosure on pages 19-21 and footnote (2) to Grants of Plan-Based Awards on page 26.  For improved clarity, please revise your Compensation Discussion & Analysis section to provide specific examples illustrating how the number of restricted and performance shares issuable is determined.

Response:  We acknowledge the Staff’s comment and respectfully propose to include in the proxy to be filed in 2009 the following pro forma clarifying example on page 19 at the end of the first paragraph under the heading “Executive Equity Incentives,” in which the Company explains the percentage of base salary that the Compensation Committee targets for the Company’s named executive officers and the targeted percentages of restricted stock and performance shares awarded to achieve roughly half of the award in restricted stock and half of the award in performance shares:

“Accordingly, in 2008, the Compensation Committee targeted equity incentive awards of $2,400,000 for our Chief Executive Officer, Mr. Campbell, which reflected 300% of Mr. Campbell’s base salary.  Of this targeted amount, approximately 43% of such targeted equity incentive awards was allocated to restricted stock, with a projected vesting value of approximately $1,029,000 and approximately 57% was allocated to performance shares, with a projected vesting value of approximately $1,371,000, with the difference between the projected vesting value and the grant date fair value of such awards disclosed in the 2008 Grants of Plan-Based Awards table equal to the targeted appreciation in the price of the Company’s common stock over such vesting period and the projected payment of dividends on shares of restricted stock.  The Compensation Committee targeted equity incentive awards of $855,000, $825,000, and $670,000 for Mr. Dunn, Ms. Miles and Mr. Brandow, respectively, which reflected 200% of each such named executive officer’s 2008 base salary.  Of such targeted amounts, approximately 43% of such targeted equity incentive awards were allocated to restricted stock, with a projected vesting value of approximately $366,000, $354,000, and $287,000, for Mr. Dunn, Ms. Miles and Mr. Brandow, respectively, and approximately 57% was allocated to performance shares, with a projected vesting value of approximately $489,000, $471,000 and $383,000, for Mr. Dunn, Ms. Miles, and Mr. Brandow, respectively.”

In closing, we acknowledge that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Specific questions or comments regarding accounting related issues may be addressed to Amy Miles, Chief Financial Officer, at (865) 925-9422 or Amy.Miles@regalcinemas.com or to David Ownby, Chief Accounting Officer, at (865) 925-9517 or David.Ownby@regalcinemas.com.  In addition, please direct any general questions or comments regarding the foregoing to me at (303) 454-2471 or rjmattera@hhlaw.com or to Tara L. Dunn at (303) 454-2426 or tldunn@hhlaw.com.

Sincerely,

/s/ RICHARD J. MATTERA

Richard J. Mattera

cc:           Regal Entertainment Group